FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 0-30150

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(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1 2	News Release dated May 30, 2006 Material Change Report dated May 30, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2006	BUFFALO GOLD LTD. By: Damien Reynolds __________________________________ Name: Damien Reynolds, Title: Chairman of the Board of Directors

300 -1055 W. Hastings Street

Vancouver, BC, Canada V6E 2S9

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

     OTC\BB  – BYBUF

Frankfurt – B4K

BRIAN MCEWEN JOINS BUFFALO GOLD AS ITS PRESIDENT

AND CHIEF OPERATING OFFICER

Vancouver, B.C., May 30, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that Brian McEwen, P.Geol., has been appointed as the President and Chief Operating Officer of Buffalo Gold.

Mr. McEwen is a mining geologist with more than 25 years of exploration and production experience in open-pit and underground mining properties and operations throughout the world.  His project experience includes project management, economic evaluations, reserve evaluations, mine planning, and detailed geology for various gold, copper, lead, zinc, industrial minerals, coal and oil sands companies.

Buffalo’s CEO, Damien Reynolds, welcomed Mr. McEwen saying “Buffalo is very pleased to have a man of Brian McEwen’s experience and stature in the industry to take over from the late John Tully.  Brian will lead Buffalo’s exploration and development of its burgeoning mineral property portfolio as we continue to build shareholder value and expand our asset base”.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 429,000 shares at a price of USD$0.85 per share until May 30, 2011.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

Damien Reynolds,

Chairman of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

Suite 300, 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

May 30, 2006

Item 3

News Release

A press release was issued on May 30, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo has appointed Brian McEwen, P.Geol., as the President and Chief Operating Officer.

2.

Buffalo has granted incentive stock options entitling the purchase of up to 429,000 shares at a price of USD$0.85 per share until May 30, 2011

Item 5

Full Description of Material Change

Buffalo is pleased to announce that Brian McEwen, P.Geol., has been appointed as the President and Chief Operating Officer of Buffalo Gold.

Mr. McEwen is a mining geologist with more than 25 years of exploration and production experience in open-pit and underground mining properties and operations throughout the world.  His project experience includes project management, economic evaluations, reserve evaluations, mine planning, and detailed geology for various gold, copper, lead, zinc, industrial minerals, coal and oil sands companies.

Buffalo’s CEO, Damien Reynolds, welcomed Mr. McEwen saying “Buffalo is very pleased to have a man of Brian McEwen’s experience and stature in the industry to take over from the late John Tully.  Brian will lead Buffalo’s exploration and development of its burgeoning mineral property portfolio as we continue to build shareholder value and expand our asset base”.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 429,000 shares at a price of USD$0.85 per share until May 30, 2011.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

June 1, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

Damien Reynolds,

Chairman of the Board of Directors